MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

December 23, 2016

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 29, 2016, regarding the Trust's post-effective amendment no. 74, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 78, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the GQG Partners Emerging Markets Equity Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

GENERAL COMMENT

1. COMMENT. Please associate the Fund's ticker symbols with their class identifiers.

     RESPONSE. The requested changes have been made.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Alison White, Esq.
December 23, 2016
Page 2

COMMENTS ON THE PROSPECTUS

2. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The requested change has been made.

3. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The requested change has been made.

4. COMMENT. Please explain supplementally how derivatives will be valued for purposes of the Fund's 80% investment policy.

     RESPONSE. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

5. COMMENT. Please specify the countries to which the Fund may gain exposure through P-Notes, and the risks of investing in such countries, in the "Principal Investment Strategies" section and the "Principal Risks" section, respectively.

     RESPONSE. The Trust respectfully declines to make the requested change because the Adviser does not want to imply that investments in any particular country in which the Fund may gain exposure through P-Notes are part of the principal investment strategies or principal risks of the Fund.

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Alison White, Esq.
December 23, 2016
Page 3

6. COMMENT. In the "Principal Investment Strategies" section, please clarify the circumstances in which the Adviser may believe that the assets of a company that does not meet any of the Fund's other criteria for being considered to be an emerging market company are exposed to the economic fortunes and risks of emerging market countries.

     RESPONSE. The requested change has been made.

7. COMMENT. In the "Principal Investment Strategies" section, please specify how the Fund determines whether a country is an emerging market country.

     RESPONSE. The requested change has been made.

8. COMMENT. In connection with the description of how the Adviser decides which securities to buy and sell for the Fund in the "Principal Investment Strategies" section, please provide additional information regarding the fundamental business characteristics that the Adviser seeks in a company, and the ways in which the Adviser may lose conviction in a company.

     RESPONSE. The Trust respectfully declines to make the requested changes because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains "in general terms" how the Adviser decides which securities to buy and sell for the Fund.

9. COMMENT. Please confirm that the Fund does not expect to invest more than 25% of its net assets in a particular country or geographic region or, alternatively, add appropriate disclosure regarding such country or geographic region.

     RESPONSE. The Fund may invest more than 25% of its net assets in a particular country or geographic region. Accordingly, the prospectus indicates that the Fund may, from time to time, focus its investments in a particular country or geographic region, and describes the risks of such focused investments. The Trust respectfully declines, however, to add disclosure regarding particular countries or geographic regions to the prospectus, because any concentration of the Fund's net assets in a particular country or geographic region will be a function of the investment opportunities identified by the Adviser, as opposed to a principal investment strategy to invest in the country or geographic region, and the Adviser, therefore, expects any such concentrations to change over time.

10. COMMENT. In the "Principal Investment Strategies" section, please state that the Fund pursues a "growth style" of investing.

     RESPONSE. The requested change has been made.

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Alison White, Esq.
December 23, 2016
Page 4

11. COMMENT. Please confirm supplementally that the Adviser has maintained the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. The Adviser confirms that it has maintained the records in accordance with Rule 204-2(a)(16) under the Advisers Act.

12. COMMENT. Please confirm supplementally that the exclusion of other accounts managed by Mr. Jain with investment objectives, policies and strategies substantially similar to those of the Fund and the Composite from the Composite due to lack of supporting records does not materially affect the performance of the Composite or cause the performance presentation to be misleading.

     RESPONSE. The Adviser confirms that the exclusion of other accounts managed by Mr. Jain with investment objectives, policies and strategies substantially similar to those of the Fund and the Composite from the Composite due to lack of supporting records does not materially affect the performance of the Composite or cause the performance presentation to be misleading.

13. COMMENT. In the "Anti-Money Laundering Program" section, please disclose the period of time in which the Fund may rescind a purchase order.

     RESPONSE. No changes have been made in response to this comment, because the Trust's anti-money laundering program does not limit the period of time in which the Fund may rescind a purchase order.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

14. COMMENT. Please confirm supplementally whether the Fund currently intends to invest in ETFs. If such investments are a part of the Fund's principal investment strategies, please include appropriate disclosure in the prospectus.

     RESPONSE. The Adviser confirms that it does not currently expect that the Fund will invest in ETFs or that investments in ETFs will be a part of the Fund's principal investment strategies.

15. COMMENT. Under the "Compensation" heading in "The Portfolio Manager" section, please describe with specificity the criteria on which the bonus is based.

     RESPONSE. The requested change has been made.

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Alison White, Esq.
December 23, 2016
Page 5

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin